Exhibit 99.1

Claude Resources Inc. to Release Third Quarter 2012 Earnings, Host Call and Webcast on November 14th

TSX - CRJ
NYSE MKT - CGR

SASKATOON, Saskatchewan, Nov. 5, 2012 /CNW/ - Claude Resources Inc. ("Claude" or the "Company") (TSX: CRJ) (NYSE MKT: CGR) has announced that it will release its 2012 third quarter financial and operating results on November 14, 2012, prior to market open. In addition to the news release, the Company will host a conference call and webcast beginning at 11:00 am Eastern Standard Time to discuss the results.

To participate in the conference call please dial 1-647-427-7450 or 1-888-231-8191.  A replay will be available until November 21, 2012 at 11:59 PM ET by calling 1-855-859-2056 and entering the passcode 47073064.

To view and listen to the webcast please use the following URL in your web browser:
http://www.newswire.ca/en/webcast/detail/1053041/1144489.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE MKT (NYSE MKT-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 1,010,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

SOURCE: CLAUDE RESOURCES INC.

%CIK: 0001173924

For further information:

Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 11:05e 05-NOV-12